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                                                                  EXHIBIT A



VIA FEDERAL EXPRESS

April 28, 1999

The Board of Directors
Designs, Inc.
66 B Street
Needham, MA  02194
Attn:   Mr. Joel Reichman,
        President and Chief Executive Officer

Gentlemen:

        Subject to the terms and conditions hereof, Jewelcor Management, Inc. ("JMI") is pleased to submit the following proposal pursuant to which JMI and Designs, Inc. ("Designs") will explore the purchase by JMI of all of the issued and outstanding capital stock of Designs.

1. Consideration: JMI is prepared to pay $3.65 for each share of Designs' common stock. The per share consideration represents a significant premium over the recent trading range for Designs' common stock and delivers significant current value to Designs' shareholders.

2. Structure: JMI (or its affiliates) will acquire Designs in a cash tender offer for all of the outstanding common stock of Designs at $3.65 per share (the "Tender Offer"), subject to the condition that not less than 51% of the outstanding common stock is tendered. We will commit to a merger
(the "Merger")between Designs and a newly formed affiliate of JMI as promptly as practical following completion of the Tender Offer, in which any shares of Designs common stock not tendered will be exchanged for $3.65 in cash. This proposal does not constitute a binding commitment and does not reflect all matters upon which agreement must be reached in order to complete this transaction. The Tender Offer and the Merger would be accomplished through an appropriate merger agreement containing customary representations and warranties, conditions and other terms, including a customary termination fee.

3. Conditions: The proposed acquisition would be funded, in part, by new financing of approximately $20 million of equity and $40 million of debt.
The equity portion would be funded by JMI or its affiliates and other investors (including any existing shareholders of Designs that may join with JMI in consummating the proposed acquisition). In regard to the debt financing, we have had significant discussions with several lenders and are currently reviewing several financing proposals. We are highly confident that the debt financing required for this transaction is available and that we can speedily and efficiently complete a transaction to the satisfaction of the Designs' Board of Directors and shareholders. Our proposal is subject to i) the completion of a satisfactory inventory appraisal by JMI's independent appraisal expert, which could impact the financing required by JMI for this transaction,
ii) the satisfactory resolution of the $5 million tax assessment by the Internal Revenue Service for the year ending 1992 referred to in the Designs' 1997 Annual Report, iii) Levi Strauss & Co.'s prior written consent to the assignment, sublicense, or transfer of Designs' rights and obligations under the Amended and Restated Trademark License Agreement ("Agreement") made as of October 31, 1998 by and between Levi Strauss & Co and Designs, Inc, to JMI or its affiliates as set forth in paragraph 19 of the Agreement, and iv) an amendment by the Board of Directors of Designs to the Shareholder Rights Agreement ("Rights Agreement") dated May 1, 1995 providing that the Rights Agreement is not applicable to this proposed transaction (including any transaction where existing shareholders of Designs join with JMI in submitting a bid for the purchase of all of the outstanding shares of Designs' common stock). The consummation of the transaction would also be subject to the expiration of the waiting period under the Hart-Scott-Radino Antitrust Improvements Act.


4. Timing: We believe an acquisition agreement could be fully negotiated and executed within 10 to 14 days from the date your Board authorizes you to proceed with this proposal.

5. Exclusivity: During the period commencing from your acceptance of this proposal and ending 14 days thereafter or such earlier date as JMI and Designs mutually agree to discontinue discussions, Designs hereby agrees that it will not, directly or indirectly, through any officer, director, employee, affiliate or agent or otherwise, take any action to solicit, initiate, entertain, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any third party regarding any acquisition of Designs, any merger or consolidation with or involving Designs or any acquisition of any material portion of the stock or assets of Designs. Designs agrees that any such negotiations in progress immediately prior to its acceptance of this proposal will be suspended during such period and that Designs will not accept or enter into any agreement, arrangement or understanding regarding any such third party acquisition transaction during such period.

        Our proposal will be void and shall be considered withdrawn if it is not accepted by 5:00 p.m. E.D.T. on May 7, 1999.

        We look forward to working with you and to the successful completion of this transaction. If you have any questions regarding this proposal, please do not hesitate to call Jeff Unger at (561) 447-4713.

                                          Sincerely,



                                          Seymour Holtzman
                                          Chairman and Chief Executive Officer


AGREED AND ACCEPTED AS OF MAY ______, 1999


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DESIGNS, INC.